Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-258165) on Form S-8 of the NorthEast Community Bank Employees’ Savings & Profit Sharing Plan and Trust of our report dated June 24, 2022 with respect to the statements of net assets available for benefits of the NorthEast Community Bank Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2021 and 2020 and the related statement of changes in net assets available for benefits for the year then ended December 31, 2021, and the related supplemental schedules as of December 31, 2021, which report appears in the December 31, 2021 annual report on Form 11-K of the NorthEast Community Bank Employees’ Savings & Profit Sharing Plan and Trust.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 24, 2022